NO ACT

PE
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



10010422

January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

Marie L. Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Mylan Inc.

Dear Ms. Gibson:

This is in regard to your letter dated January 4, 2010 concerning the shareholder proposal submitted by William Steiner for inclusion in Mylan's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Mylan therefore withdraws its December 14, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-3207
DIRECT FAX
(917) 777-3207
EMAIL ADDRESS
MARIE.GIBSON@SKADDEN.COM

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January 4, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Mylan Inc. -- Withdrawal of No-Action Request dated December 14, 2009

Dear Sir or Madam:

Reference is made to the no-action request letter, dated December 14, 2009 (the "Request Letter"), we sent to you on behalf of our client, Mylan Inc., a Pennsylvania corporation (the "Company"), relating to the Company's proposed omission of the shareholder proposal (the "Proposal") submitted to it by William Steiner (the "Proponent") from the Company's proxy materials to be distributed in connection with its 2010 annual meeting of shareholders. By letter to the Company dated December 24, 2009, a copy of which is attached as Exhibit A hereto, Mr. John Chevedden withdrew the Proposal on behalf of the Proponent. Accordingly, we hereby withdraw the Request Letter on behalf of the Company. A copy of this submission is being sent simultaneously to the Proponent and Mr. Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3207.

Very truly yours,



Marie Gibson

Attachments

cc: Mr. John Chevedden
Mr. William Steiner
Joseph F. Haggerty, Executive Vice President, Global General Counsel and Corporate Secretary, Mylan Inc.

EXHIBIT A

Withdrawal Letter

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Mylan Inc. (MYL)
Redeem Pill Topic

Ladies and Gentlemen:

The above proposal is now withdrawn. The company did not request that this proposal be withdrawn prior to submitting its no action request. The company should nonetheless adopt this proposal in the interest of shareholder value and should communicate directly with shareholders.

Sincerely,



John Chevedden

cc:
William Steiner

Joseph F. Haggerty <joseph.haggerty@mylan.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

DIRECT DIAL
212-735-3207
DIRECT FAX
917-777-3207
EMAIL ADDRESS
MARIE.GIBSON@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 14, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Mylan Inc. – 2010 Annual Meeting
Omission of Shareholder Proposal of
William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of Mylan Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and a supporting statement (the "Proposal") from William Steiner (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from the 2010 proxy materials. The Proponent's cover letter states that Mr. John Chevedden is acting as the Proponent's proxy in connection with the Proposal, and requests that all communications regarding the Proponent be directed to Mr. Chevedden.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent and Mr. Chevedden as notice of the Company's intent to omit the Proposal from the 2010 proxy materials.

Rule 14a-8(k) and SLB 14D provide that a shareholder Proponent is required to send companies a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent and Mr. Chevedden that if the Proponent or Mr. Chevedden elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. Introduction

On November 6, 2009, the Company received a letter from the Proponent containing the following proposal:

> *"Shareholders request that our Board take the steps to redeem our poison pill promptly after the annual meeting."*

The Company believes that the Proposal may be properly omitted from the 2010 proxy materials because the Proponent and Mr. Chevedden failed to supply, within 14 days of receipt of the Company's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposal from the 2010 proxy materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent and Mr. Chevedden have failed to provide proof of the requisite stock ownership after receiving timely notice of such deficiency and that the Staff will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2010 proxy materials.

II. The Company May Omit The Proposal Under Rule 14a-8(f), Because The Proponent And Mr. Chevedden Failed To Supply, Within 14 Days Of Receipt Of The Company's Request, Documentary Support That The Proponent Meets The Eligibility Requirements Of Rule 14a-8(b)(1).

The Company believes that the Proposal may be properly omitted from the 2010 proxy materials because the Proponent and Mr. Chevedden failed to provide, within 14 days of receipt of the Company's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

On November 6, 2009, the Company received the Proposal (which is dated October 17, 2009) and accompanying correspondence via email. A copy of the email is included in Exhibit A attached hereto. After confirming that the Proponent is not a shareholder of record, on November 10, 2009, the Company sent to each of the Proponent and Mr. Chevedden a letter by Federal Express (the "Notification Letter"), requesting a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent and Mr. Chevedden that such written statement must be submitted to the Company within 14 calendar days of receipt of the Proponent's and Mr. Chevedden's receipt of the Notification Letter and included a copy of Rule 14a-8(b). The Company received confirmation from Federal Express that the Notification Letter was delivered to the Proponent's address on November 11, 2009 and also was delivered to Mr. Chevedden's address on November 11, 2009. A copy of the Notification Letter, together with the delivery confirmations to the Proponent and Mr. Chevedden, is attached as Exhibit B.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and, on numerous occasions, has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). *See, e.g.*, *KeyCorp* (Jan. 9, 2009) (permitting exclusion of a proposal under Rule 14a-8(f) because the proponent "appears not to have responded to [the company's] request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Eli Lilly and Co.* (Dec. 31, 2008) (same); *General Electric Co.* (Dec. 31, 2008) (same); *Qwest Communications International Inc.* (Feb. 29, 2008) (same); *General Motors Corp.* (Feb. 19, 2008) (same); *Occidental Petroleum Corp.* (Nov. 21, 2007) (same); *Torotel Inc.* (Aug. 29, 2007) (same); *Dell Inc.* (Apr. 2, 2007) (same); *Citizens Communications Co.* (Mar. 8, 2007) (same); *International Paper Co.* (Feb. 28, 2007) (same).

III. Conclusion

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2010 proxy materials because the Proponent and Mr. Chevedden failed to supply, within 14 days of receipt of the Company's request, documentary support that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2010 proxy materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (212) 735-3207.

Very truly yours,



Marie L. Gibson

Attachments

cc: Mr. John Chevedden
Mr. William Steiner

EXHIBIT A

Proposal

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Robert J. Coury
Chairman of the Board
Mylan Inc. (MYL)
1500 Corporate Dr Ste 400
Canonsburg PA 15317

Dear Mr. Coury,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Joseph F. Haggerty
Corporate Secretary
Phone: 724 514-1800
Fax: 724-514-1870

[MYL: Rule 14a-8 Proposal, November 6, 2009]
3 [Number to be assigned by the company] – **Redeem Our Poison Pill**

RESOLVED: Shareholders request that our Board take the steps to redeem our poison pill promptly after the annual meeting. Currently our management is protected by a poison pill that triggers at a low 15% threshold and is locked in until 2014. A poison pill has the potential to give our directors job security if our stock price declines significantly due to our directors' poor performance.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." – "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well." – Morningstar.com, Aug. 15, 2003. Redeeming a poison pill won 79%-support at the AmerisourceBergen (ABC) 2009 annual meeting.

The merit of this Poison Pill Redemption proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay with $12 million for Robert Coury. Executive pay practices included the maligned arrangement for executives to receive two separate sets of pay based on the achievement of a single performance criteria (double dipping) and restricted stock units where there is no downside risk tied to poor performance.

Joseph Maroon, Rodney Piatt, Wendy Cameron and Douglas Leech each received 34% to 45% in our withheld votes. This compares negatively to a universal average of 5% in withheld votes for directors. Plus these directors were assigned to every seat on our most import board committees except one. Seven of our nine directors served on no other boards. This could indicate a significant lack of transferable experience.

We had no shareholder right to call a special meeting, cumulative voting, act by written consent, vote on executive pay, independent board chairman or lead director. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Redeem Our Poison Pill – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

<u>EXHIBIT B</u>

Notification Letter

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-3207
DIRECT FAX
917-777-3207
EMAIL ADDRESS
MARIE.GIBSON@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
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FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

November 10, 2009

VIA OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of our client, Mylan Inc., a Pennsylvania corporation (the "Company"), in connection with a letter (the "Steiner Letter") sent by Mr. William Steiner to Mr. Robert J. Coury, the Company's Chairman and Chief Executive Officer. While the Steiner Letter is dated October 17, 2009, it was received by the Company via email on November 6, 2009. The Steiner Letter was accompanied by a proposal (the "Proposal") submitted by Mr. Steiner pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2010 Annual Meeting of Shareholders (the "Annual Meeting").

The Steiner Letter states that you are acting on Mr. Steiner's behalf in connection with the Proposal, and requests that the Company direct all communications in connection with the Proposal to you.

I am notifying you on behalf of the Company that Mr. Steiner's submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to his submission of the Proposal. According to the Company's records, Mr. Steiner is not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires Mr. Steiner to submit to the Company a written statement from the record owner of the shares Mr. Steiner beneficially owns verifying Mr. Steiner's continuous ownership of such stock for the applicable one-year period.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you or Mr. Steiner furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above.

For your and Mr. Steiner's convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you or Mr. Steiner do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares Mr. Steiner beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Marie L. Gibson

Enclosure

cc: Joseph F. Haggerty, Esq., Senior Vice President, Global General Counsel, Mylan Inc.
Mr. William Steiner

Rule 14a-8(b)

* * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *